

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Via E-mail
Melvin Schlossberg
President & Chief Executive Officer
Gold Swap Inc.
72 Pond Road
Woodbury, NY 11797

> **Re: Gold Swap Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2011**
> **File No. 333-173163**

Dear Mr. Schlossberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated April 27, 2011 as to why you are not a blank check company. Please include this analysis in your filing and include a specific business plan for the next twelve months. In disclosing your business plan, also provide a description of your day-to-day operations.

2. We note your response to comment two in our letter dated April 27, 2011, however, it does not appear that you have revised your websites or disclosure accordingly. Please reconcile the information on your websites and in your registration statement so that material information about your company is consistent. Also revise your disclosure throughout the filing to clarify whether you have commenced operations and to state whether you are doing business under additional names.

Prospectus Summary, page 1

The Offering, page 1

> 3. Please revise tabular net loss and net cash used by operating activities under Going Concern Considerations to reflect financial information through March 31, 2011.

Description of Securities, page 16

> 4. We note your response to comment eight in our letter dated April 27, 2011, that you do not have any charter or bylaw provisions specifying requisite voting rights. We also note Article 6.10 of your bylaws, filed as exhibit 3.3 to this registration statement which states "[a]ny other action shall be authorized by a majority of the votes cast in favor of or against such action . . . ." Please revise or advise.

Liquidity and Capital Resources, page 21

> 5. We note your response to comment 10 in our letter dated April 27, 2011. As previously requested, provide an approximate timeline as to when you expect to incur the costs listed at the bottom of page 20, and state what you plan to do if you raise some, but not all of the $150,000. Also state whether there is a maximum amount of funds that your officers and directors have agreed to lend. In this regard, we note your statement on page F-9 that your ability to continue as a going concern includes "partial reliance" on related party financing.

Certain Relationships and Related Transactions, page 25

> 6. We note your response to comment 13 in our letter dated April 27, 2011, but it does not appear that you revised your disclosure accordingly. Please identify each of your promoters and state the nature and amount of anything of value received or to be received from the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
       David Lubin & Associates, PLLC